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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

OPENTV CORP.
(Name of Subject Company (Issuer))

KUDELSKI INTERACTIVE CAYMAN, LTD.
(Offeror)
an indirect wholly owned subsidiary of

KUDELSKI SA
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares of No Par Value
(Title of Class of Securities)

G67543101
(Cusip Number of Class of Securities)

Lucien Gani
General Counsel, Head of Legal Affairs
Kudelski SA
22-24, Route de Genève
Case Postale 134
1033 Cheseaux, Switzerland
Tel: +41 21 732 01 01
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:

Jennifer DiNucci, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis R. Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$147,449,358	$8,228

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated as (A) the sum of (i) 93,479,086, which is the difference between 107,915,234, the number of Class A ordinary shares of no par value ("Shares") of OpenTV Corp. (the "Company") outstanding as of June 30, 2009, and 14,436,148, the number of Shares beneficially owned by Kudelski SA on such date, (ii) 1,012,355, which is the number of Shares subject to vested and unvested options outstanding as of June 30, 2009, excluding options that can be confirmed as having exercise prices above the per Share tender offer price, and (iii) 637,177, which we believe is the maximum number of Shares reserved for issuance upon exchange of shares of the Company's subsidiary, OpenTV, Inc. (the "Subsidiary") as of June 30, 2009, multiplied by (B) $1.55, which is the per Share tender offer price, net to the seller in cash, without interest and less applicable withholding taxes. The number of outstanding Shares, Shares subject to vested and unvested options and Shares reserved for issuance upon exchange of shares of the Subsidiary is as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $55.80 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,228	Filing Party:	Kudelski Interactive Cayman, Ltd. and Kudelski SA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 5, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☒
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements thereto, the "Schedule TO") with the Securities and Exchange Commission on October 5, 2009 by (a) Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (the "Purchaser") and an indirect wholly owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland ("Parent"), and (b) Parent. The Schedule TO relates to the offer (the "Offer") by the Purchaser to purchase all outstanding Class A ordinary shares of no par value ("Shares") of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the "Company"), that are not already owned by Parent or its wholly owned subsidiaries at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal.

Item 1.    Summary Term Sheet.

        (1)   The response to the question "What are the most significant conditions to the offer?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

        "The offer is subject to a number of important conditions described under "The Offer—Section 12—Conditions of the Offer." Each of the conditions to the offer may, to the extent permitted by applicable law, be waived by us in our sole discretion. The offer is not subject to a financing condition. The offer is not conditioned on a minimum number of Class A ordinary shares of OpenTV Corp. being validly tendered and not withdrawn."

        (2)   The response to the question "Do you have the financial resources to pay for the shares?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

        "Yes. We estimate that we will need approximately $154 million to purchase the Class A ordinary shares and pay related fees and expenses, assuming that all of the shares sought in the offer are validly tendered and accepted for payment. We expect to have the necessary funds available from borrowings under our credit facility with Credit Suisse and Banque Cantonale Vaudoise and from available cash. The offer is not subject to a financing condition. If we request that OpenTV Corp. undertake a redemption of all Class A ordinary shares that remain outstanding following the offer and are not owned by Kudelski SA or its wholly owned subsidiaries, OpenTV Corp. will fund payment for shares redeemed because it is obligated to do so under British Virgin Islands law. See "The Offer—Section 10—Source and Amount of Funds.""

        (3)   The response to the question "Is your financial condition relevant to my decision to tender in the offer?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

        "No. We do not believe information regarding the financial condition of Kudelski SA or Kudelski Interactive Cayman, Ltd., beyond information regarding our ability to pay for the tendered shares as described above, is relevant to your decision to tender Class A ordinary shares of OpenTV Corp. because (a) we are offering to purchase all of the outstanding Class A ordinary shares of OpenTV Corp. not held by Kudelski SA or its wholly owned subsidiaries, (b) the offer is solely for cash, (c) we have sufficient available cash and borrowings available under our credit facility with Credit Suisse and Banque Cantonale Vaudoise to purchase all OpenTV Corp. shares subject to the offer and to pay all related fees and expenses, and (d) the offer is not subject to a financing condition."

        (4)   The first sentence of the second paragraph in the response to the question "Have you held discussions with OpenTV Corp.?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

        "We notified OpenTV Corp. on October 4, 2009 U.S. time (October 5, 2009 Swiss time) of our intent to launch the offer by providing a copy of the press release announcing commencement of the offer via email to members of OpenTV Corp.'s board of directors. Prior to that notification, we had no communications with OpenTV Corp. or the members of its board of directors who are not also either officers or directors of Parent with respect to our intent to launch the offer."

        (5)   The response to the question "Will the offer be followed by a redemption of all shares that are not tendered in the offer?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

        "If following consummation of the offer Kudelski SA and its wholly owned subsidiaries own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp., we will be eligible to cause OpenTV Corp. to redeem all Class A ordinary shares that remain outstanding following the offer and that are not owned by Kudelski SA or its wholly owned subsidiaries under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended. Based on the number of ordinary shares of OpenTV Corp. outstanding as of July 31, 2009, we believe that we would reach this 90% total-voting-power threshold if approximately 52,475,350 of the 93,472,354 outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries as of the date of this Offer to Purchase were acquired by us in the offer (assuming that no outstanding options or exchange rights are exercised in connection with the offer). This estimate is based solely on publicly available information and on assumptions that may change by the time of expiration of the offer. The actual number of Class A ordinary shares necessary to satisfy the foregoing condition may, and almost certainly will, differ from our current estimate.

        Our ultimate objective is to own all of the outstanding shares of OpenTV Corp. If we acquire pursuant to the offer 90% of the Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries, which would result in us being eligible to cause a redemption of the remaining Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries, we will cause such redemption to occur following consummation of the offer. Based on the number of ordinary shares of OpenTV Corp. outstanding as of July 31, 2009, we believe that we would reach this 90% shares-tendered threshold if approximately 84,125,119 of the 93,472,354 outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries as of the date of this Offer to Purchase were acquired by us in the offer (assuming that no outstanding options or exchange rights are exercised in connection with the offer). This estimate is based solely on publicly available information and on assumptions that may change by the time of expiration of the offer. The actual number of Class A ordinary shares necessary to satisfy the foregoing condition may, and almost certainly will, differ from our current estimate.

        We have made no decision at this time whether we will cause OpenTV Corp. to redeem all Class A ordinary shares that are not owed by Kudelski SA or it wholly owned subsidiaries if we acquire a sufficient number of Class A ordinary shares in the offer to be eligible to do so but fewer than 90% of the Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries. We currently intend to make such a decision following expiration of the offer based on an analysis of all relevant facts, including the number of OpenTV Corp. Class A ordinary shares then owned by Kudelski SA and its wholly owned subsidiaries, the market price of the shares, if any, and our assessment of the feasibility, cost and potential risks and benefits of the options available to us.

        If the offer is consummated and a subsequent redemption takes place, shareholders not tendering in the offer (and who do not exercise the statutory dissenters' rights provided for under the laws of the

British Virgin Islands) will receive the per share consideration paid in the redemption, which would be the "fair value" of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands. As a result, the per share price paid as part of any such redemption could be different than the per share price paid in the offer. If we acquire pursuant to the offer 90% of the Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries, or if we acquire a sufficient number of Class A ordinary shares in the offer such that we would be eligible to cause Open TV Corp. to redeem the remaining outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries and we do cause OpenTV Corp. to redeem such shares within 18 months after the expiration of the offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per share price paid in the offer. See "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer," "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3" and "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals—Requirements for a Redemption.""

        (6)   The second and third paragraphs of the response to the question "If I decide not to tender, how will the offer affect my shares?" in the "Summary Term Sheet" of the Offer to Purchase are hereby amended and restated as follows:

        "If following consummation of the offer Kudelski SA and its wholly owned subsidiaries own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp., we will be eligible to cause OpenTV Corp. to redeem, under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended, all Class A ordinary shares that remain outstanding following the offer and are not owned by Kudelski SA or its wholly owned subsidiaries. If the offer is consummated and a subsequent redemption takes place, shareholders not tendering in the offer (and who do not exercise the statutory dissenters' rights provided for under the laws of the British Virgin Islands) will receive the per share consideration paid in the redemption, which would be the "fair value" of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands. If pursuant to the offer we acquire 90% of the Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries, we will cause OpenTV Corp. to redeem the outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries. Furthermore, in that event, or if we acquire a sufficient number of shares in the offer such that we would be eligible to cause OpenTV Corp. to redeem the remaining Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries and we do cause OpenTV Corp. to redeem such shares within 18 months after the expiration of the offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per share price paid in the offer. See "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer," "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3" and "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals—Requirements for a Redemption."

        We believe because of the substantial cost and diversion of management attention associated with being a public company that it would be in the best interests of OpenTV Corp. if the Class A ordinary shares were not listed on The NASDAQ Global Market or any other securities exchange and OpenTV Corp. were not required to file reports with the SEC. We will not seek to cause OpenTV Corp. to terminate voluntarily the listing of the Class A ordinary shares on The NASDAQ Global Market for a period of at least six months after the expiration of the offer unless a subsequent redemption occurs or we otherwise acquire all of the outstanding Class A ordinary shares. After expiration of such six-month period, we may seek to cause OpenTV Corp. to terminate voluntarily such listing. Further, subject to the foregoing, if the number of shareholders of record of OpenTV Corp. is reduced to below 300 and the other conditions for deregistration are satisfied, we intend to seek to cause OpenTV Corp. to deregister the Class A ordinary shares under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and to suspend its reporting obligations with the SEC. In all events, we intend to seek to cause OpenTV Corp. to discontinue quarterly conference calls and other activities not required by law or any listing agreement with The NASDAQ Global Market in order to reduce the cost and management attention associated with being a public company. While we cannot predict with certainty whether taking of any of the foregoing actions would have an adverse or beneficial effect on the market price for, or marketability of, the Class A ordinary shares of OpenTV Corp. or whether it would cause future market prices to be greater or less than the price paid in the offer, we believe that such actions would be more likely to have an adverse effect in the short to medium term. See "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer" and "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations.""

        (7)   The first sentence of the response to the question "What does Kudelski SA intend with respect to the operation of the OpenTV Corp. business if a redemption does not occur?" of the Offer to Purchase is hereby amended and restated as follows:

        "If a subsequent redemption does not take place, either because Kudelski SA and its wholly owned subsidiaries do not own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp. or because we did not otherwise cause a subsequent redemption to occur, we will review our options and may, among other things, not take any additional action at that time, purchase shares in the open market or privately negotiated transactions, make a new tender offer, take a more active role in overseeing the management and policies of OpenTV Corp., seek to negotiate a merger or other business combination with OpenTV Corp., take such other actions as we deem to be necessary or appropriate, or, to the extent we own sufficient shares to do so, subsequently cause OpenTV Corp. to redeem the remaining Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries."

Item 4.    Terms of the Transaction

        (1)   The second sentence of the second paragraph of the cover page of the Offer to Purchase is hereby amended and restated as follows:

        "The Offer is not subject to a financing condition."

        (2)   The second sentence of the fourth paragraph under "Introduction" of the Offer to Purchase is hereby amended and restated as follows:

        "The Offer is not subject to a financing condition."

        (3)   The following paragraph is hereby added after the end of the seventh paragraph under "The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences" of the Offer to Purchase:

        "We do not intend to take any actions for the purpose of causing the Company to become a PFIC for any taxable year. We have not attempted to calculate what percentage of the Company's gross income is passive income or what percentage of the average value of its assets consist of assets that produce, or are held for the production of, passive income."

        (4)   The first four sentences of the ninth paragraph under "The Offer—Section 10—Source and Amount of Funds" of the Offer to Purchase are hereby deleted.

        (5)   The first bullet point under the first paragraph under "The Offer—Section 12—Conditions of the Offer" of the Offer to Purchase is hereby deleted.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (1)   The first sentence of the first paragraph under "Special Factors—Section 1—Background" of the Offer to Purchase is hereby amended and restated as follows:

        "On January 16, 2007, the Purchaser purchased 6,533,951 Shares and Kudelski Interactive USA, Inc., a wholly owned subsidiary of Parent, purchased 30,206,154 Class B ordinary shares of the Company from entities affiliated with Liberty Media Corporation, each pursuant to a Share Purchase Agreement dated October 18, 2006, for total consideration of $132.3 million."

        (2)   The following sentence is hereby added after the end of the first sentence of the forty-ninth paragraph under "Special Factors—Section 1—Background" of the Offer to Purchase:

        "Mr. Donoghue did not indicate that Discovery Group was seeking to sell its Shares based on a new assessment of the value of those Shares."

        (3)   The following sentence is hereby added after the end of the last sentence of the forty-ninth paragraph under "Special—Section 1—Background" of the Offer to Purchase:

        "Discovery Group reported in SEC filings that from October 23 to 28, 2009, it sold 7,342,271 Shares at prices ranging from $1.54 to $1.55."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (1)   The first sentence of the fifth paragraph under "Introduction" of the Offer to Purchase and the first sentence of the first paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Redemption" are hereby amended and restated as follows:

        "If following consummation of the Offer the Kudelski Group owns ordinary shares of the Company representing 90% or more of the total voting power of the outstanding ordinary shares of the Company, we will be eligible to cause the Company to redeem all Shares that remain outstanding following the Offer and that are not owned by the Kudelski Group."

        (2)   The third sentence of the fifth paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Redemption" of the Offer to Purchase (after otherwise giving effect to the amendments herein) is hereby amended and restated as follows:

        "We currently anticipate that we would cause the Company to substantially increase its investment in next-generation solutions, including more integrated and comprehensive end-to-end solutions to meet evolving market demands and industry standards, which may consume a substantial portion of the Company's currently available cash resources. While we have not developed a specific budget at this time, we believe, based on our experience with the Company's customer base, competitive threats and technical development, and our experience working with the Company on related matters, that these expenditures are likely to total between $100 million and $150 million over the next three years."

        (3)   The fourth paragraph under "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations—NASDAQ Listing" of the Offer to Purchase (after otherwise giving effect to the amendments herein) is hereby deleted.

Item 6.    Purposes of the Transaction and Plans or Proposals; Item 13 Information Required by Schedule 13E-3 (Item 7 Purposes, Alternatives, Reasons and Effects).

        (1)   The second paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Redemption" of the Offer to Purchase is hereby amended and restated as follows:

        "If pursuant to the Offer we acquire 90% of the Shares not owned by the Kudelski Group, we will cause the Company to redeem the remaining Shares not owned by the Kudelski Group. Based on the number of ordinary shares of the Company outstanding as of July 31, 2009, we believe that we would reach this 90% total-voting-power threshold if approximately 84,125,119 of the 93,472,354 Shares not owned by the Kudelski Group as of the date of this Offer to Purchase were acquired by us in the Offer (assuming that no outstanding options or exchange rights are exercised in connection with the Offer). This estimate is based solely on publicly available information and on assumptions that may change by the time of expiration of the Offer. The actual number of Shares necessary to satisfy the foregoing condition may, and almost certainly will, differ from our current estimate.

Item 6.    Purposes of the Transaction and Plans or Proposals; Item 13 Information Required by Schedule 13E-3 (Item 7 Purposes, Alternatives, Reasons and Effects).

        (1)   The second paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Redemption" of the Offer to Purchase is hereby amended and restated as follows:

        "If pursuant to the Offer we acquire 90% of the Shares not owned by the Kudelski Group, we will cause the Company to redeem the remaining Shares not owned by the Kudelski Group. Based on the number of ordinary shares of the Company outstanding as of July 31, 2009, we believe that we would reach this 90% threshold if approximately 84,125,119 of the 93,472,354 Shares not owned by the Kudelski Group as of the date of this Offer to Purchase were acquired by us in the Offer (assuming that no outstanding options nor exchange rights were exercised in connection with the Offer). This estimate is based solely on publicly available information and on assumptions that may change by the time of expiration of the Offer. The actual number of Shares necessary to satisfy the foregoing condition may, and almost certainly will, differ from our current estimate.

        We have made no decision at this time whether we will cause the Company to redeem all Shares that are not owed by the Kudelski Group if we acquire a sufficient number of Shares in the Offer to be eligible to do so but fewer than 90% of the Shares not owned by the Kudelski Group. We currently intend to make such a decision following the expiration of the Offer based on an analysis of all relevant facts, including the number of Shares then owned by the Kudelski Group, the market price of the Shares, if any, and our assessment of the feasibility, cost and potential risks and benefits of the options available to us.

        If the Offer is consummated and a subsequent redemption takes place, shareholders not tendering in the Offer (and who do not exercise the statutory dissenters' rights provided for under the laws of the British Virgin Islands) will receive the per Share consideration paid in the redemption, which would be the "fair value" of the Shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British Virgin Islands. As a result, the per Share price paid as part of any such redemption could be different than the per Share price paid in the Offer. If we acquire pursuant to the Offer 90% of the Shares not owned by the Kudelski Group, or if we acquire a sufficient number of Shares in the Offer such that we would be eligible to cause the Company to redeem the remaining Shares not owned by the Kudelski Group and we do cause the Company to redeem such Shares within 18 months after the expiration of the Offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British

Virgin Islands is at least equal to the per Share price paid in the Offer. See also "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3" and "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals—Requirements for a Redemption.""

        (2)   The first sentence of the first paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Alternatives to Redemption" of the Offer to Purchase is hereby amended and restated as follows:

        "If a subsequent redemption does not take place following consummation of the Offer, either because the Kudelski Group does not own ordinary shares of the Company representing 90% or more of the total voting power of the outstanding ordinary shares of the Company or because we decide not to cause a subsequent redemption to take place, we will not seek to cause the Company to terminate voluntarily the listing of the Shares on The NASDAQ Global Market for a period of at least six months after the expiration of the Offer unless we otherwise acquire all of the outstanding Shares. After expiration of such six-month period, we may seek to cause the Company to terminate voluntarily such listing."

Item 6.    Purposes of the Transaction and Plans or Proposals; Item 13 Information Required by Schedule 13E-3 (Item 6 Purposes of the Transaction and Plans or Proposals; Item 7 Purposes, Alternatives, Reasons and Effects).

        (1)   The sixth, seventh and eighth paragraphs under "Introduction" of the Offer to Purchase are hereby amended and restated as follows:

        "If pursuant to the Offer we acquire 90% of the Shares not owned by the Kudelski Group, we will cause the Company to redeem the remaining Shares not owned by the Kudelski Group. We have made no decision at this time whether we will cause the Company to redeem the remaining Shares not owned by the Kudelski Group if we acquire a sufficient number of Shares in the Offer to be eligible to do so but fewer than 90% of the Shares not owned by the Kudelski Group. We currently intend to make such a decision following the expiration of the Offer. If we acquire a sufficient number of Shares in the Offer such that we would be eligible to cause the Company to redeem the remaining Shares not owned by the Kudelski Group and we do cause the Company to redeem such Shares within 18 months after the expiration of the Offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per Share price paid in the Offer.

        We believe because of the substantial cost and diversion of management attention associated with being a public company that it would be in the best interests of the Company if the Shares were not listed on The NASDAQ Global Market or any other securities exchange and the Company were not required to file reports with the SEC. We will not seek to cause the Company to terminate voluntarily the listing of the Shares on The NASDAQ Global Market for a period of at least six months after the expiration of the Offer unless a subsequent redemption occurs or we otherwise acquire all of the outstanding Shares. After expiration of such six-month period, we may seek to cause the Company to terminate voluntarily such listing. Further, subject to the foregoing, if the number of shareholders of record of the Company is reduced to below 300 and the other conditions for deregistration are satisfied, we intend to seek to cause the Company to deregister the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to suspend its reporting obligations with the SEC. In all events, we intend to seek to cause the Company to discontinue quarterly conference calls and other activities not required by law or any listing agreement with The NASDAQ Global Market in order to reduce the cost and management attention associated with being a public company. See "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer" and "The

Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations."

        If a subsequent redemption does not take place, either because the Kudelski Group does not own ordinary shares of the Company representing 90% or more of the total voting power of the outstanding ordinary shares of the Company or because we did not otherwise cause a subsequent redemption to take place, we will review our options and may, among other things, not take any additional action at that time, purchase Shares in the open market or privately negotiated transactions, make a new tender offer, take a more active role in overseeing the management and policies of the Company, seek to negotiate a merger or other business combination with the Company, take such other actions as we deem to be necessary or appropriate, or, to the extent we own sufficient ordinary shares of the Company to do so, subsequently cause the Company to redeem the remaining Shares not owned by the Kudelski Group. If a redemption is not undertaken, we intend to advocate through our board representation that the Company substantially increase its investment in next-generation solutions, which may require a substantial portion of the Company's currently available cash resources. While this strategy may depress the Company's financial performance over the next few years, we believe such efforts and investments are required to ensure the Company's long-term viability. See "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer.""

        (2)   The fourth sentence of the first paragraph under "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3—Rule 13e-3" of the Offer to Purchase is hereby amended and restated as follows:

        "If we cause the Company to complete a subsequent redemption following consummation of the Offer, we will cause the Company to terminate the listing of the Shares on The NASDAQ Global Market and file a Form 15 to evidence the termination of the Company's duty to file reports pursuant to Section 15(d) of the Exchange Act as soon after consummation of the Offer as the requirements for deregistration are met. We will not seek to cause the Company to terminate voluntarily the listing of the Shares on The NASDAQ Global Market for a period of at least six months after the expiration of the Offer unless we cause a redemption to occur or we otherwise acquire all of the outstanding Shares. After the expiration of such period, we may seek to cause the Company to terminate voluntarily such listing and to deregister the Shares under the Exchange Act and suspend its reporting obligations if there remain fewer than 300 holders of record of Shares and the other conditions for deregistration are satisfied."

        (3)   The first, second and third paragraphs under "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations—NASDAQ Listing" of the Offer to Purchase are hereby amended and restated as follows:

        "If we cause the Company to complete a subsequent redemption following consummation of the Offer, we will cause the Company to terminate voluntarily the listing of the Shares on The NASDAQ Global Market, deregister the Shares under the Exchange Act and suspend its reporting obligations with the SEC. We will not seek to cause the Company to terminate voluntarily the listing of the Shares on The NASDAQ Global Market for a period of at least six months after the expiration of the Offer unless we cause a redemption to occur or we otherwise acquire all of the outstanding Shares. After the expiration of such period, we may seek to cause the Company to terminate voluntarily such listing and to deregister the Shares under the Exchange Act and suspend its reporting obligations if there remain fewer than 300 holders of record of Shares and the other conditions for deregistration are satisfied."

Item 7.    Source and Amount of Funds or Other Consideration.

        (1)   The following sentence is hereby added at the end of the second paragraph under "The Offer—Section 10—Source and Amount of Funds" of the Offer to Purchase:

        "We have not made any alternative financing arrangements or alternative financing plans if Parent does not receive proceeds under the Credit Facility that, when added to available cash held by the Kudelski Group, are sufficient to acquire the Shares validly tendered and accepted for payment in the Offer and pay related fees and expenses."

        (2)   The last sentence of the third paragraph under "The Offer—Section 10—Source and Amount of Funds" of the Offer to Purchase is hereby amended and restated as follows:

        "The following is a summary description of the material terms of the Credit Agreement."

Item 11.    Additional Information.

        (1)   The first paragraph under "The Offer—Section 15—Miscellaneous" of the Offer to Purchase is hereby amended and restated as follows:

        "The Offer is being made to all holders of Shares other than members of the Kudelski Group. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, we will make a good faith effort to comply with that statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in the applicable state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by us."

        (2)   Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by the following information:

            (i)  On October 23, 2009, Salvatore L. Giordano ("Giordano") filed a putative shareholder class action complaint in the United States District Court for the Northern District of California against the Company, André Kudelski, Nigel Bennett, Joseph Deiss, Lucien Gani, Alex Osadzinski, Pierre Roy, Mauro Saladini, James A. Chiddix, Clause Smadja, Jerry Machovina, Parent and the Purchaser, captioned Giordano v. OpenTV Corp. et al., Case No. CV 09 5077 EMC (the "Giordano Action"). In the complaint, Giordano alleges that (A) Messrs. Kudelski, Bennett, Deiss, Gani, Osadzinski, Roy, Saladini, Chiddix, Smadja and Machovina, and Parent, as controlling shareholders of the Company and/or directors of the Company, have breached their fiduciary duties to the Company's minority shareholders in connection with the Offer, and (B) the Company, Parent and the Purchaser have aided and abetted such alleged breaches. Giordano seeks, among other things, an order enjoining the Offer and directing certain of the defendants to obtain a transaction that is in the best interests of the Company's shareholders. The foregoing is a summary description of the Giordano Action. A copy of the complaint related thereto is included as Exhibit (a)(5)(iv) to this Schedule TO.

  Parent and the Purchaser believe that the Giordano Action is without merit and that they have valid defenses to all claims. The outcome of this matter and the potential amount of any loss are uncertain and we express no opinion as to the likelihood of an unfavorable outcome.

           (ii)  On October 26, 2009, Joseph Weiss ("Weiss") filed a putative shareholder class action complaint in the United States District Court for the Northern District of California against Parent, the Purchaser and André Kudelski (collectively, the "Weiss Defendants"), captioned Weiss

  v. Kudelski SA et al., Case No. CV 09 5093 JSW (the "Weiss Action"). In the complaint, Weiss alleges that the Weiss Defendants, as controlling shareholders of the Company and/or directors of the Company, breached their fiduciary duties to the Company and its minority shareholders by, among other things, (A) making a tender offer that is grossly inadequate and coercive, and (B) not disclosing all material facts. Weiss seeks, among other things, unspecified damages and an order enjoining and rescinding the Offer. The foregoing is a summary description of the Weiss Action. A copy of the complaint related thereto is included as Exhibit (a)(5)(v) to this Schedule TO.

  Parent and the Purchaser believe that the Weiss Action is without merit and that they have valid defenses to all claims. The outcome of this matter and the potential amount of any loss are uncertain and we express no opinion as to the likelihood of an unfavorable outcome.

          (iii)  On October 20, 2009, Charles Michael Foley, Plaintiff in the first-filed action (described in Amendment No. 1 to the Schedule-TO) now pending in the United States District Court for the Northern District of California (the "Court"), Case No. C 09-04896 (MHP) (the "Action") filed a motion for preliminary injunction, requesting that the Court enjoin the Offer. On October 27, 2009, Plaintiff filed a motion to consolidate the Giordano Action and the Weiss Action with the Action and to appoint lead counsel. On October 29, 2009, Plaintiff and the Purchaser reached a tentative settlement of the Action providing, among other things, for the dismissal with prejudice of the Action and a release of any and all claims that Plaintiff or the class may have against the Purchaser, Parent, André Kudelski, the Company, the members of the Company's board of directors and/or any of their legal and financial advisors arising out of the Offer or the facts alleged in the complaint. On the same day, counsel for the parties executed a Memorandum of Understanding documenting the terms of the tentative settlement. The MOU provides, among other things, that the parties have agreed in principle to settle the Action on the terms set forth in the MOU, including the following: (1) "Unless Defendants cause OpenTV to redeem all OpenTV Class A shares, Defendants will not seek to have OpenTV de-listed from the NASDAQ Global Market for at least six months from the expiration of the Transaction"; (2) "If at the expiration of the Transaction, Defendants have obtained 90% or more of the Class A shares of OpenTV eligible to tender, Defendants will, forthwith, cause OpenTV to redeem the remaining OpenTV Class A shares at least at the same price per share as paid to those who tendered their Class A shares in the Transaction. If at the expiration of the Transaction, Defendants have obtained 90% or more of the voting power of OpenTV, and if Defendants choose to cause OpenTV to redeem the remaining OpenTV Class A shares within eighteen months of the expiration of the Transaction, they will cause OpenTV to redeem the remaining OpenTV Class A shares at least at the same price per share as paid to those who tendered their Class A shares in the Transaction"; (3) "Defendants will disclose in their amended TO Statement that they do not intend to take any actions to transform OpenTV into a passive foreign investment company"; and (4) "Defendants agree to include in an amendment to their Schedule TO certain additional disclosures" as reflected throughout this Amendment No. 3. The settlement is subject to, among other things, confirmatory discovery by Plaintiff, documentation in a formal agreement and approval by the Court.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(xiii)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 30, 2009
(a)(1)(xiv)	Press Release issued by Kudelski Group, dated October 30, 2009
(a)(5)(iv)	Complaint of Salvatore L. Giordano against OpenTV Corp., André Kudelski, Nigel Bennett, Joseph Deiss, Lucien Gani, Alex Osadzinski, Pierre Roy, Mauro Saladini, James A. Chiddix, Clause Smadja, Jerry Machovina, Kudelski SA, and Kudelski Interactive Cayman, Ltd., filed in the United States District Court for the Northern District of California, and dated October 23, 2009
(a)(5)(v)	Complaint of Joseph Weiss against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated October 26, 2009

Item 13.    Information Required by Schedule 13E-3.

Item 4.    Terms of the Transaction.

        (1)   The following sentence is hereby added at the end of the first paragraph under "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3—Dissenters' Rights" of the Offer to Purchase:

        "However, if we acquire a sufficient number of Shares in the Offer such that we would be eligible to cause the Company to redeem the remaining Shares not owned by the Kudelski Group and we do cause the Company to redeem such shares within 18 months after the expiration of the Offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per Share price paid in the Offer."

        (2)   The second paragraph under "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3—Dissenters' Rights" of the Offer to Purchase is hereby amended and restated as follows:

        "The foregoing discussion is a summary of the law pertaining to dissenters' and appraisal rights under the British Virgin Islands Business Companies Act, 2004, as amended. Holders of shares are advised to review Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended, the full texts of which are set forth in Schedule C hereto. Any shareholder who considers exercising dissenters' rights or demanding appraisal is advised to consult legal counsel. Failure to comply with the procedures set forth in Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended, may result in the loss of dissenters' and appraisal rights. See also "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals—Requirements for a Redemption.""

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (1)   The following two sentences are hereby added at the end of the second bullet point under the sixth paragraph under "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives" of the Offer to Purchase:

        "If pursuant to the Offer we acquire 90% of the Shares not owned by the Kudelski Group, we will cause the Company to redeem the remaining Shares not owned by the Kudelski Group. Furthermore, if we acquire a sufficient number of Shares in the Offer such that we would be eligible to cause the Company to redeem the remaining Shares not owned by the Kudelski Group and we do cause the Company to redeem such shares within 18 months after the expiration of the Offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per Share price paid in the Offer."

        (2)   The following paragraph is hereby added after the penultimate paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer" of the Offer to Purchase:

        "Certain Material U.S. Federal Tax Consequences.    The sale of Shares in the Offer or the redemption of Shares by the Company is generally taxable to selling U.S. shareholders (as defined in "The Offer—Section 5—Certain Material U.S. Federal Income Tax Considerations"), including those U.S. shareholders who are unaffiliated with the Company. See "The Offer—Section 5—Certain Material U.S. Federal Income Tax Considerations." A U.S. shareholder, including a U.S. shareholder who is unaffiliated with the Company, may also be subject to U.S. federal income tax backup withholding on proceeds received from Shares sold pursuant to the Offer (or on proceeds received from the redemption of Shares by the Company). See "The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding." According to the Company 10-Q (as defined in "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"), the Company has significant net operating loss carryforwards that are subject to certain limitations under Section 382 of the United States Internal Revenue Code of 1986, as amended, as a result of past changes in ownership as defined by federal and state tax law. The consummation of the Offer may further limit the Company's ability to utilize its net operating loss carryforwards."

        (3)   The following sentence is hereby added at the end of the last paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer" of the Offer to Purchase:

        "Except as otherwise described in this Offer to Purchase, we did not find it practicable to quantify, nor did we quantify, the benefits or detriments of the transactions contemplated by this Offer to Purchase to the Company, its affiliates or its unaffiliated shareholders."

Item 8.    Fairness of the Transaction.

        (1)   The following is hereby added after the first sentence in the tenth bullet point (including sub-bullet points) under the second paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

        "In particular, the Company is facing new and strong competition from open-source and open-standard middleware solutions, which are putting significant pressure on prices for new deployments. In addition, new technologies are being provided by competitors, reducing the total cost of ownership for end users. The growing complexity of service providers' content-delivery networks is reducing the appeal of standalone solutions, such as those provided by the Company, in favor of more integrated solutions that include a suite of hardware and software offerings."

        (2)   The following is hereby added after the first sentence in the seventh bullet point under the third paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

        "Furthermore, if we acquire a sufficient number of Shares in the Offer such that we would be eligible to cause the Company to redeem the remaining Shares not owned by the Kudelski Group and we do cause the Company to redeem such shares within 18 months after the expiration of the Offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per Share price paid in the Offer."

        (3)   The following bullet point is hereby added after the ninth bullet point under the third paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

  •
  "We have committed not to seek to cause the Company to terminate voluntarily the listing of the Shares on The NASDAQ Global Market for a period of at least six months after expiration of the Offer unless a subsequent redemption occurs or we otherwise acquire all of the outstanding Shares."

        (4)   The following is hereby added after the first sentence in the sixth bullet point under the fourth paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

        "We note that if we acquire 90% of the Shares not owned by the Kudelski Group pursuant to the Offer, we will cause the Company to redeem the remaining Shares not owned by the Kudelski Group."

        (5)   The eighth bullet point under the fourth paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase is hereby deleted.

        (6)   The following bullet point is hereby added after the last bullet point under the fourth paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

  •
  "A majority of the directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders of the Company for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. Furthermore, the Offer has not been approved by a majority of the directors of the Company who are not employees of the Company. Despite the absence of these procedural safeguards, we believe that the Offer is procedurally fair to unaffiliated shareholders of the Company for the reasons set forth above. Furthermore, we note that consummation of the Offer does not require the approval or recommendation of the Company's board of directors or any committee thereof."

        (7)   The following paragraph is hereby added after the fourth paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

        "Our consideration of the factors described above with respect to the fairness of the Offer Price to unaffiliated shareholders of the Company is predicated on the assumption that the Company is a going concern. We did not quantify a going concern value for the Company."

        (8)   The sixth paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase (after giving effect to the amendment contemplated by clause (7) above) is hereby amended and restated as follows:

        "In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and we have no plans to liquidate the Company. Therefore, we believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated shareholders. Further, we did not consider the Company's net book value of approximately $1.43 per ordinary share (based upon shareholders' equity and outstanding shares reflected in the financial statements included in the Company 10-Q. Book value is an accounting concept, and we believe that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. Moreover, a valuation taking into account the Company's net book value per Share would not reflect the voting differences in the Shares and the Class B ordinary shares, which we believe result in a significant difference in value between the two classes of shares. Further, we did not believe a precedent change of control transaction analysis was relevant to our fairness determination because we already held a controlling interest in the Company. Finally, we are not aware of any proposal made by a third party to acquire the Company during the past two years, other than that made by Parent earlier this year, and in any event we have no intention of selling the Shares we own. Accordingly, third party offers were not considered in reaching our conclusion as to fairness."

        (9)   The following is hereby added after the penultimate paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

        "Credit Suisse did not independently verify any of the information discussed with or reviewed by it in connection with such discussions and assumed and relied on such information being complete and accurate in all material respects. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Credit Suisse furnished with any such evaluations or appraisals. In the course of such discussions, Parent management and representatives of Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date thereof. No company or business used for comparative purposes in such discussions is identical to the Company or the Offer. Much of the information used in such discussions is inherently subject to substantial uncertainty. The following is a summary of the most recent specific financial information shared as part of such discussions. Earlier discussions that covered these topics were based upon information available at the time of those discussions. The summary below includes information presented in tabular format. The tables alone do not constitute a complete description of the information. Considering the data in the tables below without considering the full narrative description of the information, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting such information, could create a misleading or incomplete view of such discussions.

        Such most recent specific financial information shared as part of such discussions with Credit Suisse included the historical range of closing trading prices for the Shares from December 1, 2008 to August 18, 2009, which ranged from $0.99 to $1.75, and average prices for the 5-, 10-, 30-, 60- and 90-trading day periods ending August 18, 2009, which were $1.29, $1.34, $1.32, $1.36 and $1.41, respectively. The information also included premiums at various offer prices. Further, the information noted that a $1.55 offer price would reflect (i) a 55% premium to the closing price per Share on February 26, 2009, the last trading day prior to the date of the announcement of Parent's proposal to acquire the outstanding Shares not owned by Parent or its affiliates at $1.35 per Share, (ii) a 46%, 36% and 33% premium to the 10-trading day, 30-trading day and 90-trading day average closing price per Share preceding and including February 26, 2009, respectively, (iii) a 20% premium to the closing price per Share on August 18, 2009 and (iv) a 16%, 17% and 10% premium to the 10-trading day, 30-trading day and 90-trading day average closing price per Share preceding and including August 18, 2009, respectively.

        The discussions also referenced calculations of fully diluted aggregate value as a multiple of certain 2008, 2009, next twelve month ("NTM") and 2010 estimated financial data for selected broadcasting solutions vendors. The selected broadcasting solutions vendors were chosen because they had publicly traded securities and were deemed to be similar to the Company primarily due to the nature of their business. However, many of the selected companies differed in material aspects from the Company in terms of size, specific types of product sold, breadth of product portfolio, financial performance and geographic concentration. No specific numeric or other similar criteria were used to identify the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater product diversification may have been excluded, and all companies that might be deemed comparable to the Company may not have been included. The selected broadcasting solutions vendors were:

  •
  Advanced Digital Broadcast Holdings SA
  •
  BigBand Networks, Inc.
  •
  Concurrent Computer Corporation
  •
  EchoStar Corporation

  •
  Humax Co. Ltd.
  •
  Pace plc
  •
  Parent
  •
  Rovi Corporation
  •
  SeaChange International Inc.
  •
  TiVo, Inc.

        The discussions referenced the following mean and median multiples (i) for the selected broadcasting solutions vendors (which multiples, as well as the multiples discussed below with respect to small cap technology and software companies, were based on publicly available research analysts' estimates, consensus estimates as compiled by financial data providers, public filings and other publicly available information) and (ii) implied by a $1.55 offer price per share based on (w) publicly available research analyst estimates, (x) internal estimates of Parent management dated March 19, 2009, (y) estimates prepared by Discovery Group set forth in the Schedule 13D/A filed by Discovery Group on April 2, 2009 and (z) the May 26 Projections (as defined below):

Fully Diluted Aggregate Value/Adjusted EBITDA

	CY08	CY09	NTM	CY10
Selected broadcasting solutions vendors—median	7.9x	6.9x	5.8x	5.7x
Selected broadcasting solutions vendors—mean	10.0x	8.0x	6.8x	6.3x
OpenTV—Street Case	3.8x	3.2x	2.1x	1.8x
OpenTV—Parent Management Case	N/A	3.6x	11.6x	NM
OpenTV—Discovery Group Case	N/A	3.8x	3.4x	3.3x
OpenTV—May 26 Projections	N/A	3.5x	3.3x	3.7x

        During the discussions, the median multiples of fully diluted aggregate value to NTM EBITDA (i) for the above-referenced selected broadcasting solutions vendors, (ii) for 70 technology companies with a market capitalization between $100 million and $300 million as selected by FactSet, (iii) for 16 software companies with a market capitalization between $100 million and $300 million as selected by FactSet, (iv) implied by a $1.55 offer price per share (based on internal estimates of Parent management dated March 19, 2009) and (v) implied by a $1.55 offer price per share (based on the May 26 Projections) were also noted to be 5.8x, 7.1x, 9.0x, 17.8x and 5.1x, respectively. See "Special Factors—Section 5—Certain Projected Company Financial Information" for a discussion of the May 26 Projections.

        Parent selected Credit Suisse based on Credit Suisse's qualifications, experience and reputation, and its familiarity with Parent and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Except as noted immediately below, neither Credit Suisse nor its affiliates have provided investment banking or other financial services to the Company, Parent or their respective affiliates in the past two years. Prior to Credit Suisse's engagement with respect to the Offer on October 2, 2009, Credit Suisse had been engaged by Parent on February 3, 2009 as its exclusive financial advisor in connection with its potential acquisition of Shares. This engagement was terminated by Parent on June 4, 2009 after Parent withdrew its February 26, 2009 proposal. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse's and its affiliates' own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Parent, the Company and any other company that may be involved in the Offer, as well as provide investment banking and other financial services to such companies. See "The Offer—Section 14—Fees and Expenses" for a discussion of the terms of Credit Suisse's engagement."

        (10) The following sentence is hereby added to the end of the first paragraph under "Special Factors—Section 5—Certain Projected Company Financial Information" of the Offer to Purchase:

        "For example, the total billings projected for 2009, 2010 and 2011 were identical in the May 26 Projections and the August projections, and the GAAP net income projected for 2009 in the August projections was $7.5 million compared to $8.8 million in the May 26 Projections, while the GAAP net income projected for 2010 and 2011 was nearly identical."

        (11) The first bullet point under the third paragraph under "Special Factors—Section 5—Certain Projected Company Financial Information—Parent Adjustments" is hereby amended and restated as follows:

  •
  "a risk-adjustment for certain key customer billings and a reduction of projected billings from new customers, resulting in (a) a $23.3 million decrease in Adjusted Billings in the base-case scenario and (b) a $48.5 million decrease in Adjusted Billings in the sensitivity-case scenario. The adjustments for certain key customers reflected adjustments in billings to the Company's News Corporation accounts (BSkyB, Sky Italia and Foxtel) reflecting concerns regarding, among other things, ownership of a significant interest in NDS Group by News Corporation and the potential impact of in-house BSkyB solutions; adjustments to the accounts shared with Nagravision S.A. (which is controlled by Parent) reflecting, among other things, the push by customers to lower-cost solutions; and adjustments to the Participate and Irdeto account bases. The adjustments reflecting a reduction of projected billings from new customers were based on, among other things, the Company's historical track record in generating billings from new clients. We believe that the potential revenue impacts are primarily a risk in a scenario where the Company remains an independent company;"

        (12) The following is hereby added at the end of the fourth bullet point (including sub-bullet points) under the second paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase: "Such premiums compare to a 29% premium for completed and pending minority buyout transactions of publicly-held US-based companies with transaction equity value greater than $50 million since 2005."

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (1)   Sections (a) and (b) of Item 9 under Item 11 of the Schedule TO are hereby amended and restated as follows:

        "(a) and (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

    "Special Factors—Section 1—Background"
    "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"
    "The Offer—Section 14—Fees and Expenses""

Item 10.    Source and Amounts of Funds or Other Consideration.

        (1)   The first sentence of the first paragraph under "The Offer—Section 14—Fees and Expenses" of the Offer to Purchase is hereby amended and restated as follows:

        "Credit Suisse is acting as our financial advisor and Credit Suisse Securities (USA) LLC is acting as dealer manager in connection with the Offer, for which services they will receive an aggregate fee currently estimated to be up to approximately $2,750,000, approximately $1,500,000 of which payable upon our acquisition of a majority of the Shares not owned by the Kudelski Group."

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDELSKI INTERACTIVE CAYMAN, LTD.
By:	/s/ LUCIEN GANI
Name: Lucien Gani Title: Director Date: October 30, 2009
By:	/s/ SANTINO RUMASUGLIA
Name: Santino Rumasuglia Title: Director Date: October 30, 2009

KUDELSKI SA
By:	/s/ LUCIEN GANI
Name: Lucien Gani Title: General Counsel and Head of Legal Affairs Date: October 30, 2009
By:	/s/ MAURO SALADINI
Name: Mauro Saladini Title: Executive Vice President and Chief Financial Officer Date: October 30, 2009

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 5, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*
(a)(1)(vi)	Instructions for Completing Substitute Form W-9*
(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN*
(a)(1)(viii)	Summary Advertisement*
(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009*
(a)(1)(x)	Excerpts from Kudelski SA Transaction Website*
(a)(1)(xi)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 13, 2009*
(a)(1)(xii)	Press Release issued by Kudelski Group, dated October 26, 2009*
(a)(1)(xiii)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 30, 2009
(a)(1)(xiv)	Press Release issued by Kudelski Group, dated October 30, 2009
(a)(5)(i)
Complaint of Charles Michael Foley against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the Superior Court of the State of California, County of San Francisco, and dated October 8, 2009*
(a)(5)(ii)	Kudelski Group Investor Presentation, dated October 2009*
(a)(5)(iii)	Supplemental Excerpt from Kudelski SA Transaction Website*
(a)(5)(iv)
Complaint of Salvatore L. Giordano against OpenTV Corp., André Kudelski, Nigel Bennett, Joseph Deiss, Lucien Gani, Alex Osadzinski, Pierre Roy, Mauro Saladini, James A. Chiddix, Clause Smadja, Jerry Machovina, Kudelski SA, and Kudelski Interactive Cayman, Ltd., filed in the United States District Court for the Northern District of California, and dated October 23, 2009
(a)(5)(v)
Complaint of Joseph Weiss against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated October 26, 2009
(b)
Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger*
(c)	None

Exhibit No.	Description
(d)(i)	Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)*
(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)*
(d)(iii)
Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)*
(f)	Sections 176 and 179 of the British Virgin Islands Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)*
(g)	None
(h)	None

*
Previously filed

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  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 6. Purposes of the Transaction and Plans or Proposals; Item 13 Information Required by Schedule 13E-3 (Item 7 Purposes, Alternatives, Reasons and Effects).
  Item 6. Purposes of the Transaction and Plans or Proposals; Item 13 Information Required by Schedule 13E-3 (Item 7 Purposes, Alternatives, Reasons and Effects).
  Item 6. Purposes of the Transaction and Plans or Proposals; Item 13 Information Required by Schedule 13E-3 (Item 6 Purposes of the Transaction and Plans or Proposals; Item 7 Purposes, Alternatives, Reasons and Effects).
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 4. Terms of the Transaction.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
Fully Diluted Aggregate Value/Adjusted EBITDA
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
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EXHIBIT INDEX